UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
ION MEDIA NETWORKS, INC.
(Name of Subject Company (Issuer))
ION MEDIA NETWORKS, INC.
(Name of Filing Person (Issuer))
CIG Media LLC***
(Name of Filing Person (Offeror))
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK
(Title of Class of Securities)
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK (CUSIP No. 46205A400)
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK (CUSIP Nos. 46205A301 and 46205A202)
(CUSIP Number of Class of Securities)
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications Behalf of Filing Person)
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$831.6 million	$25,531

(1)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Company’s 13 1/4% Preferred Stock and 9 3/4% Preferred Stock that may be received by the Company in the Exchange Offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,531
Form or Registration No.: SC TO-I
Filing Party: ION Media Networks, Inc.
Date Filed: June 8, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
*** CIG Media LLC may be deemed a co-bidder with respect to the Exchange Offer.

     This Amendment No. 6 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed on June 8, 2007 by ION Media Networks, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (the “Series A Notes”) and, depending on the participation levels in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013 (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock due 2013 (the “12% Series B Convertible Preferred Stock”) for any and all of its outstanding shares of 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) validly tendered and accepted.
     The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange and consent solicitation dated June 8, 2007 (as may be supplemented or amended from time to time, the “Offer to Exchange”) and the related Letter of Transmittal and Consent previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(i)(iii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange.
     We note that with respect to the Exchange Offer, although CIG Media LLC (“CIG”) disclaims that it is a co-bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, CIG could be deemed to be a co-bidder for that purpose and as such is being added as an Offeror to this Amendment on this date. All information in this Amendment relating to CIG has been supplied by CIG and all information relating to the Company has been supplied by the Company.
Item 3. Identity and Background of Filing Person.
Item 3 of the Schedule TO is hereby amended and supplemented as follows:
(i) The cover page of the Offer to Exchange is hereby supplemented by adding the following paragraph as the second full paragraph on the cover page:
     “CIG may be deemed to be a co-bidder with us with respect to the Exchange Offer. Accordingly, we are including information relating to CIG in this Offer to Exchange.”
(ii) The information under the caption “Questions and Answers about the Exchange Offer and Consent Solicitation” on page 1 of the Offer to Exchange is hereby supplemented by adding the following information after the section “Questions and Answers about the Exchange Offer and Consent Solicitation — What is the Purpose of the Exchange Offer?”:
     “Who is CIG Media LLC?
     CIG is a Delaware limited liability company organized in connection with the transactions contemplated by the Master Transaction Agreement and has not carried on any activities other than in connection with the Master Transaction Agreement. CIG was formed under the laws of Delaware in January 2007. CIG is principally engaged in the business of holding securities of ION.
     Citadel Wellington LLC (“CW”), a Delaware limited liability company, and Citadel Kensington Global Strategic Fund Ltd. (“CKGS”), a Bermuda company, collectively own 100% of the equity of CIG, but do not have any control over the voting or disposition of securities held by CIG. The managing member of CW is Citadel Limited Partnership (“CLP”), an Illinois limited partnership. CW and CKGS are investment funds.
     CLP provides investment advisory services to investment funds. CLP is the non-member manager of CIG, and, in such capacity, makes all of the investment decisions for CIG. Citadel Investment Group, L.L.C. (“Citadel Investment”), a Delaware limited liability company, is the general partner of CLP and provides administrative and management services to its affiliated entities. Citadel Investment has over 1000 employees who perform professional functions, including investment management and trading, compliance, finance, human resources, investor relations and legal services. Citadel Investment and its affiliates operate nine core businesses: Global Credit, Global Energy, Global Equities, Reinsurance, Global Markets and Quantitative Strategies, Global Rates, Securitized Products, Emerging Markets and Principal Strategies. Kenneth Griffin, a United States citizen, who is the sole executive officer of Citadel Investment, is the President and Chief Executive Officer of Citadel Investment and owns a controlling interest in Citadel Investment. For CIG, CW, CLP, Citadel Investment and Kenneth Griffin, the principal business address, which also serves as their principal office, is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603, and their telephone number is (312) 395-2100. The principal business address and office of CKGS is c/o Dundee Leeds Management Services Ltd., 129 Front Street, Hamilton HM 12, Bermuda, and its telephone number is (441) 295-8617.
     The name, business address, telephone number, citizenship, current principal occupation or employment and employment history of each of the directors and executive officers of CIG are set forth in Annex A to this Amendment.
     None of CIG, CIG’s Affiliates or, to the knowledge of CIG and CIG’s Affiliates after due inquiry, any of the persons listed in Annex A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of CIG, CIG’s Affiliates or, to the knowledge of CIG and CIG’s Affiliates after due inquiry, any of the persons listed in Annex A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:
(i) Since less than 50% of each series of Senior Preferred Stock was tendered into the Exchange Offer, holders will receive the following consideration in the Exchange Offer (the “Minority Exchange Consideration”).
•	For each tendered share of 14 1/4% Preferred Stock, the holder will receive $7,500 principal amount of 11% Series A Notes and $500 initial liquidation preference of Series B Preferred Stock, which will rank junior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, the holder will receive $4,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock.
     The Company has extended the Exchange Offer, which will now expire at 12:00 midnight, New York City time, at the end of the day on Friday, July 27, 2007, unless extended or terminated. As of 11:59 P.M., New York City time, on July 13, 2007, approximately 14,409 shares, representing approximately 25.3% of the outstanding shares, of 14 1/4% Preferred Stock and 1,774 shares, representing approximately 10.6% of the outstanding shares, of 9 3/4% Preferred Stock this have been tendered in the Exchange Offer.
     Withdrawal rights will continue to apply during this extension of the Exchange Offer, permitting holders who do not wish to receive the Minority Exchange Consideration to withdraw their previously tendered shares and revoke their consents.
     Holders will continue to be required to consent to the Proposed Amendments in order to validly tender their shares in the Exchange Offer. If, at the expiration of the Exchange Offer, a majority of shares of either series of Senior Preferred Stock have been tendered, holders of such series will still receive the Minority Exchange Consideration, although the Proposed Amendments will become effective with respect to such series.
(ii) The information under the caption “Summary — Summary Description of the Series A Notes” on page 22 of the Offer to Exchange is hereby amended by restating the information beside the caption “Securities” as follows:
     “Up to $503 million aggregate principal amount of Series A Notes.”
(iii) The information under the caption “Description of Series A Notes—Principal, Maturity and Interest” on page 133 of the Offer to Exchange is hereby amended by restating the first paragraph in its entirety as follows:
     “The Series A Notes will mature on July 31, 2013. We will issue a maximum of $503 million aggregate principal amount of Series A Notes.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 5 of the Schedule TO is hereby amended and supplemented as follows:
The information under the caption “The Exchange Offer and Consent Solicitation — Background of the Exchange Offer and Consent Solicitation” on page 73 of the Offer to Exchange is hereby supplemented by adding the following information as the first paragraph:
     “Except as set forth in this Offer to Exchange, during the two years prior to the date of this Offer to Exchange, there have been no negotiations, transactions or material contacts between CIG, CIG’s Affiliates, any subsidiaries of CIG or CIG’s Affiliates or, to the knowledge of CIG and CIG’s Affiliates after due inquiry, any of the persons listed in Annex A hereto, on the one hand, and ION or its affiliates on the other hand, including negotiations, transactions or material contracts concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of any class of ION’s securities, an election of directors of ION or a sale or other transfer of a material amount of assets of ION.
     Except as set forth in this Offer to Exchange, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) CIG, CIG’s Affiliates or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) ION or any of its executive officers, directors, controlling persons or subsidiaries.”
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 6 of the Schedule TO is hereby amended and supplemented as follows:
The information under the caption “The Exchange Offer and Consent Solicitation — Reasons for and Purpose of the Exchange Offer and Consent Solicitation” on page 73 of the Offer to Exchange is hereby supplemented by adding the following information as the last paragraph:
     “Except as disclosed in this Offer to Exchange, neither we nor CIG currently have any plans, proposals or negotiations under way that relate to or would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or of any of our material subsidiaries;

•	any material change in our dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present board of directors or our management, including, but not limited to, any plans or proposals to change the number or the term of our directors or to fill any existing vacancies on our board of directors or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities being delisted from a national securities exchange or ceasing to be quoted in an automated quotations system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	a subsequent acquisition by any person of our securities, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.”
Item 8. Interest in Securities of the Subject Company.
Item 8 of the Schedule TO is hereby amended and supplemented as follows:
The information under the caption “Security Ownership” on page 91 of the Offer to Exchange is hereby supplemented by adding the following information as the second and third paragraphs:
     “CIG owns 262.33603 shares of the 9 3/4% Preferred Stock, representing 1.57% of the outstanding shares of the 9 3/4% Preferred Stock and 9,386.46875 shares of the 14 1/4% Preferred Stock, representing 16.49% of the outstanding shares of the 14 1/4% Preferred Stock. The beneficial ownership of shares of Senior Preferred Stock held by CIG is shared among Kenneth Griffin, Citadel Investment, CLP and CIG. None of CIG’s Affiliates owns any shares of Senior Preferred Stock. CIG has not effected any transactions involving shares of Senior Preferred Stock during the 60 days prior to the date of this Offer to Exchange.
     Except as set forth above and elsewhere in this Offer to Exchange (including Annex A), (i) none of CIG’s Affiliates or, to the knowledge of CIG and CIG’s Affiliates after due inquiry, any of the persons listed in Annex A or any associate or majority-owned subsidiary of any of the persons so listed, beneficially owns or has a right to acquire any shares of Senior Preferred Stock or any other equity securities of ION and (ii) none of CIG, CIG’s Affiliates or to the knowledge of CIG and CIG’s affiliates after due inquiry, any of the persons listed in Annex A or any associate or majority-owned subsidiary of any of the persons so listed has effected any transaction in the Senior Preferred Stock or any other equity securities of ION during the past 60 days other than the tender by CIG of all shares of Senior Preferred Stock it owns as part of this Exchange Offer.”
Item 11. Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:
     As previously announced, in actions filed by certain holders of the 14 1/4% Preferred Stock and the 9 3/4% Preferred Stock, on July 10, 2007, the Court of Chancery of the State of Delaware in and for New Castle County denied the motion by a group of plaintiffs purporting to hold shares of the Company’s 9 3/4% Preferred Stock and a group of plaintiffs purporting to hold shares of the Company’s 14 1/4% Preferred Stock to enjoin the Exchange Offer. On July 12, 2007, the plaintiffs sought permission to appeal the denial of their motion and are seeking to enjoin the Exchange Offer pending the appeal.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Exhibit
(a)(11)	Press Release, issued July 16, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ION MEDIA NETWORKS, INC.
By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Dated: July 16, 2007
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIG MEDIA LLC*
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew Hinerfeld
	Name:	Matthew Hinerfeld
	Title:	Managing Director & Deputy General Counsel

Dated: July 16, 2007
*   CIG Media LLC may be deemed to be a co-bidder with respect to the Exchange Offer.

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF CIG AND
CERTAIN OF ITS AFFILIATES
     The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers, if any, of CIG and certain affiliates of CIG are set forth below.
1. CIG Media LLC
     CIG Media LLC has no directors or executive officers.
2. Citadel Limited Partnership
     Citadel Limited Partnership has no directors or executive officers.
3. Citadel Investment Group, L.L.C.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years	Business Address
Kenneth Griffin, a citizen of the United States	Mr. Griffin has been the President and Chief Executive Officer of Citadel Investment Group, L.L.C. since November 1990.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603
4. Citadel Wellington LLC
     Citadel Wellington LLC has no directors or executive officers.
5. Citadel Kensington Global Strategies Fund Ltd.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years	Business Address
Marianne Tonesan Naa-Lambe Amissah, a citizen of United Kingdom	Ms. Amissah has been a Director of CKGS since September 2004. She has been a Partner at Appleby, a law firm in Bermuda, since 1998, and is a director of numerous client companies.	Appleby Canon’s Court 22 Victoria Street Hamilton, HM EX Bermuda

Clarendon Hugh (Hal) Masters, a citizen of United Kingdom and Bermuda	Mr. Masters has been a Director of CKGS since October 2000 and its Chairman and President since August 2004. He is an independent management and project consultant and is a director of various companies in the Citadel group as well as other companies.	P.O. Box HM 203 Hamilton HM AX Bermuda

Austin John O’Connor, a citizen of United Kingdom and Bermuda	Mr. O’Connor has been a Director of CKGS since March 2004 and its Vice Chairman and Vice President since September 2004. He has been the Managing Director of Luma Capital Management Holding SA, a Luxembourg family office investment holding company, since December 2001 and is an independent consultant in the financial services industry. He is also a director of various companies in the Citadel group as well as other companies.	5, rue Jean Monnet, Luxembourg L-2180